Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday July 28, 2026

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
RAD	ORDINARY FULLY PAID	384,493,800	28/07/2026

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1	Name of entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered Number Type	Registration Number

ACN		647877889

1.3	ASX issuer code

RAD

1.4	The announcement is

New announcement

1.5	Date of this announcement

28/7/2026

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1	The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement and Time	Announcement Title	Selected Appendix 3B to submit quotation request

24-.01-2026 17:21	New - Proposed issue of securities RAD	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

448,839,531	RAD ORDINARY FULLY PAID
448,839,531	New class OPTION EXPIRING 31-JUL-2029 EX 0.018
64,082	New class ADR WARRANTS EXPIRING 31-JUL-2029 EX USD 3.95
1,281,646	New class ADR WARRANTS EXPIRING 31-JUL-2029 EX USD 3.79

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Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

RAD : ORDINARY FULLY PAID

Issue date

28/7/2026

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000		%
1,001 - 5,000		%
5,001 - 10,000		%
10,001 - 100,000		%
100,001 and over		%

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

384,493,800

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.01500000

Any other information the entity wishes to provide about the +securities to be quoted

Per placement announcement dated 24 July 2026, 1,281,646 American Depositary Shares (ADS) issued representing 384,493,800 underlying RAD ordinary shares

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

RADO : OPTION EXPIRING 30-NOV-2026	79,352,040

RAD : ORDINARY FULLY PAID	3,928,709,960

RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

RADOB : OPTION EXPIRING 31-OCT-2027	1,179,266,658

4.2	Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	387,179,525

RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	12,425,675

RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678

RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672

RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000

RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224

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